SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                         Ideamall, Inc.
            -----------------------------------------
                        (Name of Issuer)


                 Common Stock, $0.001 par value
            -----------------------------------------
                 (Title of Class of Securities)


                            451662100
            -----------------------------------------
                         (CUSIP Number)


                        December 31, 2000
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 451662100


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          573,893 Shares


     6    SHARED VOTING POWER

          0 Shares


     7    SOLE DISPOSITIVE POWER

          573,893 Shares


     8    SHARED DISPOSITIVE POWER

          0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     573,893 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO/IA

     This Amendment No. 4 to Schedule 13G amends a statement on
Schedule 13G, originally dated July 27, 1999, as amended as of December 31, 1999, March 23, 2000 and December 18, 2000 with respect to the Common Stock, par value $0.001 per share (the "Shares"), of Ideamall, Inc., a Delaware corporation (formerly known as Creative Computers, Inc., the "Company"), beneficially owned by OZ Management, L.L.C. ("OZ Management").


     Items 1 - 3.  No amendment.


     Item 4.  Ownership

     See cover page for the Reporting Person.

     OZ Management serves as principal investment manager to a number of discretionary accounts and investment entities, with respect to which it has voting and dispositive authority over the 602,793 Shares reported hereby. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the senior managing member of OZ Management. As such, he may be deemed to control such entity and therefore, indirectly, the Shares reported hereby.


     Items 5 - 9.  No amendment.

     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2001

OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member